Ao1 Solutions Inc.
Balance Sheets
(Unaudited)

	May 31, 2017	May 31, 2016
ASSETS		
Cash and cash equivalents	$ 57,059	$ 186,526
Accounts receivable	4,000	-
Loans to officers	1,981	4,319
Other current assets	6,028	-
Total current assets	69,068	190,845
Equipment	10,389	7,261
Accumulated depreciation	(2,153)	(775)
TOTAL ASSETS	$ 77,304	$ 197,331
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Due to officers	$ -	$ 14,317
Taxes payable	89	-
Total current liabilities	89	14,317
Long-term convertible notes	1,225,200	965,000
Long-term officer loans	29,439	
Commitments and contingencies	-	-
Common stock, par value $0.00001, 13,000,000 shares authorized, 8,082,009 shares outstanding in 2017 and 2016	81	81
Preferred stock, par value $0.00001, 1,000,000 shares authorized 864,181 shares outstanding in 2017 and 2016	9	9
Capital in excess of par value	343,978	343,978
Retained deficit	(1,521,492)	(1,126,054)
Total shareholders' deficit	(1,177,424)	(781,986)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ 77,304	$ 197,331